                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                          Equalnet Communications Corp.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    294408109
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                                 (CUSIP Number)

                                 Dean H. Fisher
                            1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281/529-4648
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 19, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


                                Page 1 of 9 Pages
                             Exhibit Index on Page 9

CUSIP No. 294408109                   13D                     Page 2 of 9 Pages


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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           The Willis Group, LLC (76-0537286)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                           (b) x
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                           OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Texas
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                           7        SOLE VOTING POWER

   NUMBER                                   7,322,966
     OF                    -----------------------------------------------------
   SHARES                  8        SHARED VOTING POWER
 BENEFICIALLY
    OWNED                                   -0-
     BY                    -----------------------------------------------------
    EACH                   9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                   7,322,966
   WITH                    -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,322,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

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
CUSIP No. 294408109                  13D                       Page 3 of 9 Pages

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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Michael T. Willis
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                               (b) x
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                           PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
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                           7        SOLE VOTING POWER

   NUMBER                                   500,000
     OF                    -----------------------------------------------------
   SHARES                  8        SHARED VOTING POWER
 BENEFICIALLY
    OWNED                                   7,322,966
     BY                    -----------------------------------------------------
    EACH                   9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                   500,000
   WITH                    -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                            7,322,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,822,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP No. 294408109                    13D                    Page 4 of 9 Pages

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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Mark Willis
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                                (b) x
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                           AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER                                   -0-
     OF                    -----------------------------------------------------
   SHARES                  8        SHARED VOTING POWER
 BENEFICIALLY
    OWNED                                   7,322,966
     BY                    -----------------------------------------------------
    EACH                   9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                   -0-
   WITH                    -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                            7,322,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,322,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP No. 294408109                    13D                     Page 5 of 9 Pages


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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           James T. Harris
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)
                                                                 (b) x
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                           AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER                                   300,000
     OF                    -----------------------------------------------------
   SHARES                  8        SHARED VOTING POWER
 BENEFICIALLY
    OWNED                                   7,322,966
     BY                    -----------------------------------------------------
    EACH                   9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                   300,000
   WITH                    -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                            7,322,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,622,966 shares of Common Stock beneficially owned or underlying currently exercisable warrants.

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP No. 294408109                    13D                     Page 6 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 5 on Schedule 13D amends Items 1, 3 through 5 and 7 of Amendment No. 4 on Schedule 13D dated September 23, 1998 filed by the Filing Persons. This Amendment No. 5 relates to the Common Stock, par value $.01 per share (the "Common Stock") of Equalnet Communications Corp., a Texas corporation (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 19, 1998, Mr. Harris received 300,000 shares of Common Stock (the "October Shares") from the Willis Group.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Harris acquired the October Shares as part of a distribution from the Willis Group. Mr. Harris and the other Filing Persons currently do not intend to acquire additional shares of the Common Stock materially above their current ownership; however, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, any of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) At present, and as a result of the exchange of the 300,000 shares of Common Stock described herein, the Filing Persons, other than Mike Willis and James T. Harris, beneficially own or have the right to acquire in the form of currently exercisable warrants, directly or indirectly, 7,322,966 shares of Common Stock of the Issuer, which constitutes 39% of the Common Stock outstanding, Mike Willis beneficially owns or has the right to acquire in the form of currently exercisable warrants, directly or indirectly, 7,822,966 shares of Common Stock of the Issuer, which constitutes 40% of the Common Stock outstanding, and James T. Harris beneficially owns or has the right to acquire in the form of currently exercisable warrants, directly or indirectly, 7,622,966 shares of Common Stock of the Issuer, which constitutes 40% of the Common Stock outstanding, each based on the total number of shares outstanding (18,385,832) as of November 20, 1998, as contained in the Issuer's filing on Form 10-Q for the quarterly period ended September 30, 1998, filed with the Securities and Exchange Commission on November 20, 1998, and including as outstanding the 600,000 shares and, in the case of Mike Willis, the additional 500,000 shares, issuable to The Willis Group or Mike Willis, as the case may be, under currently exercisable warrants. Such securities, or the rights thereto, were acquired (and certain securities were disposed of) pursuant to the transactions described in
Item 3 hereof and in the initial filing of and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to this Schedule 13D.

         (b) Of the shares beneficially owned by the Filing Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 7,322,966, shares of Common Stock it owns or has the right to acquire under currently exercisable warrants, and each of Messrs. Mike Willis, Mark Willis and Harris, as 48.5%, 48.5% and 3% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares. Mr. Mike Willis will have sole voting power and power to dispose of the 500,000 shares of Common Stock he has the right to acquire under a currently exercisable warrant. Mr. James T. Harris has sole voting power and power to dispose of the 300,000 shares of Common Stock he acquired as described in Items 3 and 4 hereof.

CUSIP No. 294408109                    13D                     Page 7 of 9 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.       Joint Filing Agreement, dated as of March 9, 1999, among
                  The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

CUSIP No. 294408109                    13D                     Page 8 of 9 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE WILLIS GROUP, LLC


Dated:  March 9, 1999                     By: /s/ MARK WILLIS
                                             --------------------------------
                                             Mark Willis, President


                                             /s/ MICHAEL T. WILLIS
                                             --------------------------------
                                             Michael T. Willis


                                             /s/ MARK WILLIS
                                             --------------------------------
                                             Mark Willis


                                             /s/ JAMES T. HARRIS
                                             --------------------------------
                                             James T. Harris


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS
                 OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

CUSIP No. 294408109                  13D                       Page 9 of 9 Pages


                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------
1.       Joint Filing Agreement, dated as of March 9, 1999, among The Willis
         Group, Michael T. Willis, Mark Willis and James T. Harris.